HIGHLANDER CAPITAL GROUP, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2015

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Treasury Stock	Total
Balance, Beginning of Year	$ 1,600	$ 1,174,399	$ (848,192)	$ (5,000)	$ 322,807
Net Income (Loss)	-	-	(148,638)	-	(148,638)
Balance, End of Year	$ 1,600	$ 1,174,399	$ (996,830)	$ (5,000)	$ 174,169

The accompanying notes are an integral part of these financial statements.